

Pablo Bobadilla · 3rd

Owner / Producer / Director at Bobadilla Productions, LLC

Greensboro/Winston-Salem, North Carolina Area ·
391 connections · **Contact info**

 **Bobadilla Production**

 **Wake Forest Univers School of Business**

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Bobadilla Productions, LLC
Bobadilla Productions

Website

Experience



Owner / Producer / Director
Bobadilla Productions, LLC

Mar 2017 – Present · 3 yrs 4 mos

Bobadilla Productions is an independent film production company that specializes in developing and producing feature films and TV series. Our goal is to create groundbreaking and thought provoking content, in English and Spanish, for both domestic and international markets.

Education



Wake Forest University School of Business
Master of Business Administration - MBA, Finance, Strategy
2018 – 2020

MBA Candidate



University of North Carolina School of the Arts
Bachelor of Fine Arts - BFA, Filmmaking - Producing
2013 – 2017



LaGrange College
Bachelor of Science - BS, Business Administration and Management, General
2002 – 2006

Skills & Endorsements

Film Production · 2
Jaime Peralta and 1 connection have given endorsements for this skill

Spanish · 1
Jaime Peralta has given an endorsement for this skill

TV Production · 1
Jaime Peralta has given an endorsement for this skill

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